McDaniel & Henry, LLP

PO Box 681235 Marietta, Georgia 30068-0021 Leigh Els Wilde, Esq. 404-668-8146 leigh.wilde@mcdanielhenry.com

August 21, 2008

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-1004

Re:	Omnimmune Holdings, Inc.
Item 4.01 Form 8-K
Filed August 13, 2008
File No. 333-145507

Ladies and Gentlemen:

On behalf of Omnimmune Holdings, Inc. (the “Company”), I am transmitting for filing a Form 8-K/A amending Item 4.01 of the Form 8-K filed with the Commission on August 12, 2008 (the “Form 8-K/A”).

The purpose of the Form 8-K/A is to respond to comments of the Staff set forth in the Commission’s letter dated August 14, 2008.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

We respond to the specific comments of the Staff as follows:

Item 4.01 Form 8-K filed August 12, 2008

Comment No. 1.   We note your disclosure in the first paragraph that you dismissed your former accountants effective as of August 7, 2008.  However, in the third paragraph you disclosed that the date of dismissal was February 8, 2008.  Please revise as appropriate to correct the inconsistent disclosures.  In doing so, revise your disclosures in the first paragraph to clarify the date you actually dismissed Schumacher rather than the effective date of dismissal.  Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-B.

Response:  The date of February 8, 2008 was a typographical error.  The actual date of dismissal was August 11, 2008, the date on which the Company notified Schumacher of its dismissal.  Corrected disclosure regarding this matter has been included in Item 4.01 on the Form 8-K/A.

Comment No. 2.   We note that Schumacher only reported on your financial statements for the most recent fiscal year.  Please disclose that fact in the second paragraph.  Refer to Item 304(a)(1)(ii) of Regulation S-B.

Response:  Corrected disclosure regarding this matter has been included as Item 4.01 on the Form 8-K/A.

Comment No. 3.   We note from your disclosure that you requested Schumacher to provide a letter addressed to the Commission stating whether it agrees with the statements you made in the filing.  Please note that this letter should be filed as an exhibit by amendment within 10 business days after the filing of the report or within two business days of its receipt.  Please also note that you are required to file the letter required by Item 304(a)(3) of Regulation S-B as an exhibit to your amended filing as well.

Response:  Please see Exhibit 16.1 to the Company’s Current Report on Form 8-K dated as of August 12, 2008 addressing Schumacher’s opinion of the Company’s disclosure in the original Form 8-K dated as of August 6, 2008.  Please see also Exhibit 16.1 to the Form 8-K/A addressing Schumacher’s opinion the Company’s amended Item 4.01 disclosure.

If you have any questions regarding these matters, please do not hesitate to contact me at 404-668-8146.

Cordially,

McDANIEL & HENRY, LLP

/s/ Leigh Els Wilde
Leigh Els Wilde

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